Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of January 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about January 25, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on January 29, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) has completed the second closing on its December 19, 2007 announced private placement, for gross proceeds of Cdn$12.055 million by issuing 7,778,023 units at a price of Cdn$1.55 per unit. The first closing was completed for Cdn$21.515 million and combined with second closing they total Cdn$33.570 million. The second closing contains brokered and non-brokered private placements. The financing, announced in our December 19, 2007 news release, planned for multiple closings.

The number of units placed and total funds raised differ slightly from the news release issued on January 29, 2008, as the cheque received from one subscriber for 15,000 units did not clear.

Item 5.1	Full Description of Material Change

The Corporation has completed the second closing on its December 19, 2007 announced private placement, for gross proceeds of Cdn$12.055 million by issuing 7,778,023 units at a price of Cdn$1.55 per unit. The first closing was completed for Cdn$21.515 million and combined with second closing they total Cdn$33.570 million. The second closing contains brokered and non-brokered private placements. The financing, announced in our December 19, 2007 news release, planned for multiple closings.

The number of units placed and total funds raised differ slightly from the news release issued on January 29, 2008, as the cheque received from one subscriber for 15,000 units did not clear.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”).

The Agents and Finders received a 5% commission. The Agents and Finders also received Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 7,778,023 common shares have been issued pursuant to the second closing of the private placement, and 3,889,011 common shares will be reserved for issuance on exercise of the warrants and 388,901 units for issuance on the exercise of the Agent’s Options. As previously noted the number of units placed and therefore the number of common shares issued and common shares reserved for issuance on exercise of the warrants and units reserved for issuance on the Agent’s Options has changed slightly from the news release issued on January 29, 2008, as the cheque received from one subscriber for 15,000 units did not clear.

Minera Andes will use the proceeds from the offering to fund its share of the costs at the San José project in southern Argentina, as well as for exploration drilling and completing a scoping study at Los Azules, general exploration, and for general corporate purposes.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

February 4, 2008

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Not for distribution to U.S. newswire services or for dissemination in the U.S.

MINERA ANDES ANNOUNCES 2nd CLOSING ON FINANCING

SPOKANE, WA—January 29, 2008—Minera Andes Inc. (TSX: MAI and US OTC: MNEAF)

has completed the second closing on its December 19, 2007 announced private placement, for gross proceeds of Cdn$12.079 million by issuing 7,793,023 units at a price of Cdn$1.55 per unit. The first closing was completed for Cdn$21.515 million and combined with second closing they total Cdn$33.594 million. The second closing contains brokered and non-brokered private placements. The financing, announced in our December 19, 2007 news release, planned for multiple closings.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”).

The Agents and Finders received a 5% commission. The Agents and Finders also received Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 7,793,023 common shares have been issued pursuant to the second closing of the private placement, and 3,896,511 common shares will be reserved for issuance on exercise of the warrants and 389,651 units for issuance on the exercise of the Agent’s Options.

Minera Andes will use the proceeds from the offering to fund its share of the costs at the San José project in southern Argentina, as well as for exploration drilling and completing a scoping study at Los Azules, general exploration, and for general corporate purposes.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine that has started initial production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 188,912,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that commercial production at the San José mine will be achieved on a timely basis, or at all, that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or that Minera Andes will successfully raise the funds necessary to maintain its interest in the San José mine. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. In addition, Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: January 29, 2007